

June 28, 2012

<u>Via E-mail</u>
Thomas Hagan
President
Caribbean Pacific Marketing, Inc.
2295 Corporate Blvd. NW, Suite 131
Boca Raton, FL 33431

> **Re:** **Caribbean Pacific Marketing, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 18, 2012**
> **File No. 333-180008**

Dear Mr. Hagan:

We have reviewed your amended registration statement together with your correspondence and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Business, page 18</u>

1. Please advise us, with a view towards disclosure in your prospectus, as to why your business plan, the products you seek to offer, and the advertising used in your prospectus and on your website are nearly identical to those described and exhibited in the Form S-1 for Suncoast Nutriceuticals, Inc.

<u>Management</u>

<u>Background of our Officers and Directors, page 24</u>

2. We note your statement that Suncoast Nutriceuticals, Inc. withdrew its registration statement. It appears, however, that no request for withdrawal was ever filed on EDGAR by that company. Please confirm for us whether or not an actual request was ever submitted. Further, you state that Suncoast Nutriceuticals, Inc. is now defunct; please

confirm for us whether or not a certificate of dissolution was ever filed for that company in the State of Delaware.

3. We note your statement that Mr. McDonnell currently serves as a business consultant to various clients. Please expand this disclosure to describe the types of consulting relationships he is engaged in. Also, if he is currently a principal of any other corporation or a member of any limited liability company in good standing, please include disclosure describing these relationships or, if he is not, include a negative statement to that effect.

Signatures, page II-4

4. Your signature page must include signatures from your executive officers acting in the following capacities: Principal Executive Officer, Principal Financial Officer, and either Principal Accounting Officer or Comptroller. As it appears that Mr. McDonnell serves as both your Principal Accounting Officer and Principal Financial Officer, both of these capacities should be indicated in the space below his signature. Please revise your signature page accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director

cc: Randall Lanham, Esq.
        Lanham & Lanham, LLC
        28562 Oso Parkway, Unit D
        Rancho Santa Margarita, CA 92688